Mail Stop 4561

Arunkumar Rajapandy
Chief Executive Officer
Digital Yearbook, Inc.
3938 E Grant Rd. #453
Tucson, AZ 85712

> **Re:** **Digital Yearbook, Inc.**
> **Form 8-K filed on September 16, 2009**
> **File No. 000-52917**

Dear Mr. Rajapandy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed September 16, 2009

1. We note your Item 4.02 to the Form 8-K filed on September 16, 2009. If you believe that previously issued financial statements should no longer be relied upon, amend your filing for the following:

    - Disclose who concluded that previously issued financial statements could no longer be relied upon including that date such conclusion was reached as required by Item 4.02 (a) (1) to the Form 8-K. Please note that the Form 8-K must specifically state that the financial statements should "no longer be relied upon" along with an identification of the financial statements and years or period covered that should no longer be relied upon;

- Provide a brief description in your Form 8-K of the facts underlying the conclusion that previously issued financial statements should no longer be relied up as required by Item 4.02 (a) (2); and
- Disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in your Form 8-K as required by Item 4.02 (a) (3) to the Form 8-K.

2.   We note your reference to the Staff's letter dated September 1, 2009 and disclosure that you "have been asked to have the financial statements as of and for the year ended March 31, 2008 re-audited." Please note that the Staff only informed that you are prohibited from including Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If you believe that there are re-audit requirements, the Staff asked for clarification on your intentions for addressing those requirements.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jason Niethamer at (202) 551- 3855.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief